Exhibit 99.1
Operating and Financial Review
DÜSSELDORF, GERMANY - August 4, 2026 – trivago N.V. (NASDAQ: TRVG) (the “Company”, “we,” “us,” “our,” or “trivago,”) announced financial results for the second quarter ended June 30, 2026.

Highlights:
•Total year-over-year revenue growth of 21% at an improved year-over-year Global ROAS of 2.8 ppts in the second quarter of 2026.
•Revenue growth and higher ROAS leading to an improved year-over-year Net Loss and Adjusted EBITDA1 by €1.3 million and €6.1 million, respectively, in the second quarter of 2026.
•Full-year total revenue outlook raised to mid-teens percent growth year-over-year and increased Adjusted EBITDA guidance of around €30 million.

"This quarter marked three years since we returned to trivago with the ambition to turn the company around, and our results show how far we have come. We delivered our sixth consecutive quarter of double-digit revenue growth, with total revenue up 21% year-over-year, and reached positive Adjusted EBITDA for the first time in a second quarter since 2023, even though the first half of the year is our investment period. This is a clear sign of how much our earnings profile has strengthened heading into our strongest season. Branded channel traffic Referral Revenue growth once again substantially outpaced our total Referral Revenue growth and our conversion rate is up 64% since the second quarter of 2023, proof that our brand and product flywheels are reinforcing each other. I'm proud of how our teams drive this momentum, leveraging the best of AI in our product, in our marketing, and in how we work, making us more impactful as an organization," said Chief Executive Officer Johannes Thomas.

"The second quarter demonstrated continued execution of our strategy, combining cost discipline, improved unit economics and compounding effects of prior brand investments, translating into total revenue growth as well as improved profitability. Referral Revenue growth year-over-year of 16% in Americas and 14% in Developed Europe both exceeded our expectations, more than offsetting foreign exchange headwinds and geopolitical pressures in Rest of World. Global ROAS improved by three percentage points to 122% year-over-year, reflecting the effectiveness of our marketing strategy and the quality of traffic we deliver to our partners. These results strengthen our confidence in trivago's trajectory, which is reflected in our revised outlook of mid-teens percentage total revenue growth year-over-year and an increased full-year Adjusted EBITDA target of around €30 million in 2026, as well as our goal to achieve a 10% Adjusted EBITDA margin2 by 2028,” said Chief Financial Officer Dr. Wolf Schmuhl.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Δ Y/Y	2026	2025	Δ Y/Y
Total revenue	168.4	139.3	21%	311.3	263.4	18%
Referral Revenue (1)	151.4	138.5	9%	286.3	261.9	9%
Return on Advertising Spend	121.8%	119.0%	2.8 ppts	121.4%	118.6%	2.8 ppts
Net loss	(5.2)	(6.5)	(20)%	(12.4)	(14.3)	(13)%
Adjusted EBITDA	1.1	(5.0)	n.m.	(3.4)	(11.5)	(70)%
n.m. not meaningful
(1) Referral Revenue is presented after intersegment eliminations as presented on the unaudited condensed consolidated statements of operations as of June 30, 2026.

1 "Adjusted EBITDA" is a non-GAAP measure. Please see "Definition of Non-GAAP Measures" and "Tabular Reconciliation for Non-GAAP Measure" on pages 11 to 12 herein for explanation and reconciliation of the non-GAAP measure used.
2 "Adjusted EBITDA margin" is a non-GAAP measure. Please see "Definition of Non-GAAP Measures" on page 11 herein for explanation of the non-GAAP measure.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform, and one of the most recognized travel brands in the world. When travelers search for a hotel, we want trivago to be the obvious choice. We help them find the best place to stay and deliver the best deal to book, saving time and money — so every traveler feels smart and confident about their booking. Powered by AI, we personalize and simplify hotel search for millions of travelers, connecting them with more than 7.0 million hotels and other accommodations across more than 190 countries.

Discussion of Results
The discussion of results should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review.

Recent Trends
Total revenue grew 21% year-over-year to €168.4 million in the second quarter. The growth was primarily driven by double-digit year-over-year Referral Revenue growth in the Americas and Developed Europe segments, mainly due to improvements in the quality of traffic from higher branded channel traffic3 levels and improved booking conversion, and by revenue generated by trivago DEALS in 2026 following our acquisition of the business in the third quarter of 2025. The year-over-year Referral Revenue decline in the Rest of World segment was primarily driven by continued foreign exchange headwinds and the impacts on travel behavior from the restraints on airspace and increases in oil prices resulting from the ongoing conflict in the Middle East. While these impacts continued to negatively affect the Rest of World segment, the overall impact to our Referral Revenue was not significant in the first half of 2026.

Advertising Spend continued to increase in the second quarter of 2026 compared to the same prior year period, however at a more moderate pace compared to prior year quarters. We are continuing to observe compounding brand effects from significantly elevated brand investments in prior quarters, particularly in our Americas segment, which contributed to the Global ROAS improvement of 2.8 ppts to 121.8%, compared to the same prior year period.

Purchase of Class A Shares
During the three months ended June 30, 2026, 1,659,090 Class A shares were purchased under the previously announced share buyback program for an aggregate cost of USD 1.5 million (€1.3 million). As of July 31, 2026, the number of Class A shares repurchased increased to 3,473,215 for an aggregate cost of USD 3.5 million.

3 Branded channel traffic refers to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel"

Outlook
The first few weeks of July are in line with management's expectations for total revenue and profitability results. Looking ahead to the second half of 2026, we anticipate continuing the momentum of higher profitability due to compounding effects from our brand campaigns during our peak travel season in combination with reduced Advertising Spend in the lower travel season. While we anticipate continued uncertainty regarding the conflict in the Middle East and in the global macroeconomic environment, we continue to expect that the impact to total Referral Revenue will not be significant for the full year 2026. We are raising our full-year total revenue outlook to mid-teens percent growth year-over-year, along with an increased Adjusted EBITDA guidance of around €30 million for the full year 2026.

Revenue, Advertising Spend, and Return on Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue.
Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW), collectively referred to as the trivago Core segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the second quarter of 2026, the most significant countries by revenue in that segment were Japan, Turkey, Australia, Poland and New Zealand. We have determined that our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment.

We also earn revenue by providing travelers with online platforms for direct hotel booking services and offering our advertisers business-to-business (B2B) solutions including subscription fees for trivago Business Studio, which provides hotels with advanced data analytics and tools to enhance the accuracy, visibility, and performance of their listings on trivago. Additionally, we have agreements with certain hotel service providers and affiliates to receive consideration based on achievement of sales volume targets or gross transaction volume of affiliate services, respectively. These revenue streams, which include existing other revenue streams and revenue streams resulting from the acquisition of trivago DEALS, typically do not represent a significant portion of our total revenue.

(in € millions)	Three months ended June 30,				Six months ended June 30,
	2026	2025	Δ €	Δ %	2026	2025	Δ €	Δ % Y/Y
Americas	€61.2	€52.8	€8.4	16%	€113.6	€97.7	€15.9	16%
Developed Europe	63.8	56.2	7.6	14%	123.2	108.5	14.7	14%
Rest of World	26.4	29.5	(3.1)	(11)%	49.4	55.7	(6.3)	(11)%
Total Referral Revenue (1)	€151.4	€138.5	€12.9	9%	€286.3	€261.9	€24.4	9%
Other revenue	17.0	0.7	16.3	n.m.	25.0	1.5	23.5	n.m.
Total revenue	€168.4	€139.3	€29.1	21%	€311.3	€263.4	€47.9	18%
n.m. not meaningful
Note: Some figures may not add up due to rounding.
(1) Referral Revenue is presented after intersegment eliminations as presented on the unaudited condensed consolidated statements of operations as of June 30, 2026.
Referral Revenue
Referral Revenue increased by €12.9 million and €24.4 million during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025. The increases were primarily driven by higher Referral Revenue in the Americas and Developed Europe segments due to growth in branded channel traffic in response to our continuous brand marketing investments and improved booking conversion, partly offset by the weakening of local currencies in the Americas segment against the Euro. The increases were partly offset by lower Referral Revenue in the Rest of World segment primarily due to the weakening of local currencies against the Euro and negative impacts of the conflict in the Middle East region on travel behavior.

Other Revenue
Other revenue increased by €16.3 million and €23.5 million during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025, primarily driven by revenues resulting from providing online hotel booking services in 2026 through trivago DEALS following our acquisition of the business in the third quarter of 2025. Additionally, the one-month reporting lag for trivago DEALS was eliminated, resulting in four months of trivago DEALS operating results in the quarter ended June 30, 2026.4

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including brands such as Expedia, Hotels.com, Wotif, and Vrbo, the share of our Referral Revenue before intersegment eliminations was 28% and 27% during the three and six months ended June 30, 2026, respectively, compared to 38% and 37% in the same periods in 2025, respectively. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue before intersegment eliminations was 37% and 38% during the three and six month periods ended June 30, 2026, and 2025 respectively.

4 As compared to three months in previous quarters reflecting trivago DEALS operating results, with the exception of the first quarter of consolidation (the three month period ended September 30, 2025) which only included one month of operating results due to the acquisition in the middle of the quarter and the one-month reporting lag in place at the time.

Advertising Spend
Advertising Spend is used in the calculation of our primary operating metrics for trivago Core segments as further described in the "Return on Advertising Spend (ROAS)" section below. It is included in selling and marketing expense and consists of fees that we pay for our various marketing channels including TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement for our trivago Core segments. Other expenses not related to trivago Core segments' Advertising Spend are included in the "Selling and Marketing" section below.

(in € millions)	Three months ended June 30,				Six months ended June 30,
	2026	2025	Δ €	Δ %	2026	2025	Δ €	Δ % Y/Y
Americas	€51.4	€45.2	€6.2	14%	€99.2	€88.9	€10.3	12%
Developed Europe	54.3	46.0	8.3	18%	101.1	85.1	16.0	19%
Rest of World	22.9	25.2	(2.3)	(9)%	43.7	47.0	(3.3)	(7)%
Total Advertising Spend	€128.7	€116.4	€12.3	11%	€244.1	€220.9	€23.2	11%
Note: Some figures may not add up due to rounding.
Advertising Spend increased by €12.3 million and €23.2 million during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025 and represented a more moderate increase compared to prior year quarters. In the Developed Europe segment, the increases were primarily driven by continuous increases in brand marketing investments aimed at increasing the volume of direct traffic to our platforms. The increases in the Americas segment were mainly driven by increased investments with the aim of further developing our marketing channel diversification, specifically in marketing channels that we are becoming more familiar with. The increase in the Americas segment during the three months ended June 30, 2026 was further driven by accelerating brand marketing investments. In the Rest of World segment, the decreases in Advertising Spend were primarily driven by lower investments in performance marketing channels.

Return on Advertising Spend (ROAS)
Our chief operating decision makers ("CODMs") manage our business and evaluate the operating performance for our trivago Core segments using our primary metrics: Return on Advertising Spend ("ROAS") Contribution and ROAS expressed as a percentage. Both metrics use Referral Revenue before intersegment eliminations from our trivago DEALS operating segment as a basis for the calculation, in line with how our CODMs manage the business. For further details, see "Note 14 - Segment information" in the unaudited condensed consolidated financial statements as of June 30, 2026. ROAS Contribution is the difference between Referral Revenue before intersegment eliminations and Advertising Spend. ROAS expressed as a percentage is the ratio of Referral Revenue before intersegment eliminations to Advertising Spend. We believe that both are indicators of the efficiency of our advertising.

	Three months ended June 30,
	ROAS Contribution (in € millions)			ROAS (in %)
	2026	2025	Δ €	2026	2025	Δ ppts
Americas	€13.0	€7.6	€5.4	125.3%	116.9%	8.4 ppts
Developed Europe	11.4	10.2	1.2	121.0%	122.1%	(1.1) ppts
Rest of World	3.6	4.3	(0.7)	115.9%	117.1%	(1.2) ppts
Global	€28.1	€22.1	€6.0	121.8%	119.0%	2.8 ppts
Note: Some figures may not add up due to rounding.

	Six months ended June 30,
	ROAS Contribution (in € millions)			ROAS (in %)
	2026	2025	Δ €	2026	2025	Δ ppts
Americas	€20.7	€8.8	€11.9	120.9%	109.9%	11.0 ppts
Developed Europe	25.7	23.4	2.3	125.4%	127.6%	(2.2) ppts
Rest of World	6.0	8.7	(2.7)	113.6%	118.6%	(5.0) ppts
Global	€52.3	€41.0	€11.3	121.4%	118.6%	2.8 ppts
Note: Some figures may not add up due to rounding.
Global ROAS increased by 2.8 ppts during both the three and six months ended June 30, 2026 compared to the same periods in 2025, reflecting the initial results of our strategy of achieving higher profitability targets while sustaining revenue growth. This was particularly evident in the Americas segment where increased brand investments in prior quarters generated measurable compounding returns leading to a strong year-over-year increase in ROAS. In the Rest of World segment, we observed foreign exchange headwinds and a reduced response to our marketing investments from negative impacts to travel behavior resulting from the conflict in the Middle East region, ultimately resulting in the year-over-year ROAS decline during both periods ended June 30, 2026. The ROAS decline in the Developed Europe segment during both periods ended June 30, 2026 was primarily due to increased brand marketing investments, partly offset by compounding returns from brand investments in prior quarters.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended June 30,				As a % of Revenue
	2026	2025	Δ €	Δ %	2026	2025
Cost of revenue	€8.4	€2.7	€5.7	211%	5%	2%
Selling and marketing	138.3	124.0	14.3	12%	82%	89%
Advertising Spend	128.7	116.4	12.3	11%	76%	84%
Other selling and marketing	9.6	7.6	2.0	26%	6%	5%
Technology and content	14.5	12.6	1.9	15%	9%	9%
General and administrative	11.1	8.1	3.0	37%	7%	6%
Amortization of intangible assets	1.8	0.0	1.8	n.m.	1%	0%
Total costs and expenses	€174.2	€147.3	€26.9	18%	103%	106%
n.m. not meaningful
Note: Some figures may not add up due to rounding.

	Six months ended June 30,				As a % of Revenue
	2026	2025	Δ €	Δ %	2026	2025
Cost of revenue	€14.0	€5.4	€8.6	159%	4%	2%
Selling and marketing	259.1	234.2	24.9	11%	83%	89%
Advertising Spend	244.1	220.9	23.2	11%	78%	84%
Other selling and marketing	15.0	13.3	1.7	13%	5%	5%
Technology and content	28.8	26.0	2.8	11%	9%	10%
General and administrative	22.1	15.4	6.7	44%	7%	6%
Amortization of intangible assets	3.0	0.0	3.0	n.m.	1%	0%
Total costs and expenses	€327.1	€281.0	€46.1	16%	105%	107%
n.m. not meaningful
Note: Some figures may not add up due to rounding.

Cost of Revenue
Cost of revenue increased by €5.7 million and €8.6 million during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025, primarily due to costs in 2026 related to trivago DEALS5 following our acquisition of the business in the third quarter of 2025 that are closely related to revenue generation, including transaction processing and verification costs, customer support-related costs, and personnel costs. These increases were further driven by higher cloud-related service provider costs that are closely related to revenue generation.
5 Refer to the "Other Revenue" section above which describes the impact of the elimination of the one month reporting lag for trivago DEALS.

Selling and Marketing
Selling and marketing expense increased by €14.3 million and €24.9 million during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025. Advertising Spend represented 93% and 94% of the total selling and marketing expense, respectively. See "Advertising Spend" above for further details.

Other selling and marketing expense increased by €2.0 million and €1.7 million during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025. These increases were primarily driven by costs in 2026 related to trivago DEALS5 following our acquisition of the business in the third quarter of 2025, including traffic acquisition costs, third-party customer service-related costs, and personnel costs. The increases were further driven by higher costs to market our platform to new hoteliers, and were partly offset by lower television advertisement production costs. During the six months ended June 30, 2026, the increase was also partly offset by the cumulative reversal of the previously recognized Canadian digital services taxes following the repeal of the related legislation in March 2026.

Technology and Content
Technology and content expense increased by €1.9 million and €2.8 million during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025. The increases were primarily driven by costs in 2026 related to trivago DEALS5 following our acquisition of the business in the third quarter of 2025, including third party IT-related service provider costs and personnel costs. They were further driven by higher personnel costs overall mainly due to a higher headcount. The increases were partly offset by lower office-related expenses (such as headcount-based allocated rent) mainly driven by the release of previously accrued disputed rent in the second quarter of 2026 following the resolution of certain matters with our landlord. Additionally, there were lower non-trivago-DEALS related cloud and IT-related service provider costs.

General and Administrative
General and administrative expense increased by €3.0 million and €6.7 million during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025. The increases were primarily driven by costs in 2026 related to trivago DEALS5 following our acquisition of the business in the third quarter of 2025, including personnel costs and professional fees. They were further driven by higher share-based compensation expense and expenses related to our antitrust claim against Google (as detailed further in "Tabular Reconciliation for Non-GAAP Measure" below). During the six months ended June 30, 2026, the increase was additionally driven by higher legal and consulting expenses including the non-recurrence of accrual releases which took place in first quarter of 2025.

Amortization of Intangible Assets
Amortization of intangible assets of €1.8 million and €3.0 million during the three and six months ended June 30, 2026, respectively, relates to intangible assets recognized in connection with the trivago DEALS5 acquisition.

____________________________________
5 Refer to the "Other Revenue" section above which describes the impact of the elimination of the one month reporting lag for trivago DEALS.

Income Taxes, Net Loss and Adjusted EBITDA (€ millions)

	Three months ended June 30,			Six months ended June 30,
	2026	2025	Δ €	2026	2025	Δ €
Operating loss	€(5.8)	€(8.0)	€2.2	€(15.8)	€(17.6)	€1.8
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
Interest income	0.9	0.5	0.4	1.5	1.3	0.2
Other, net	(0.6)	0.2	(0.8)	(0.8)	0.5	(1.3)
Total other income, net	€0.3	€0.7	€(0.4)	€0.6	€1.7	€(1.1)

Loss before income taxes	(5.4)	(7.3)	1.9	(15.1)	(15.9)	0.8
Benefit for income taxes	(0.3)	(1.2)	0.9	(2.8)	(3.2)	0.4
Loss before equity method investments	€(5.1)	€(6.1)	€1.0	€(12.4)	€(12.6)	€0.2
Loss from equity method investments	(0.1)	(0.4)	0.3	(0.1)	(1.7)	1.6
Net loss	€(5.2)	€(6.5)	€1.3	€(12.4)	€(14.3)	€1.9

Adjusted EBITDA	€1.1	€(5.0)	€6.1	€(3.4)	€(11.5)	€8.1
Note: Some figures may not add up due to rounding.

Income Taxes
Income tax benefit was €0.3 million during the three months ended June 30, 2026 compared to €1.2 million in the same period in 2025. The total weighted-average tax rate for the three months ended June 30, 2026 was 33.5%, which primarily reflected the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate for the three months ended June 30, 2026 was 6.4%, compared to 16.0% in the same period in 2025.

Income tax benefit was €2.8 million during the six months ended June 30, 2026, compared to €3.2 million in the same period in 2025. Our effective tax rate for the six months ended June 30, 2026 was 18.3% compared to 20.3% in the same period in 2025.

The changes in the effective tax rates between both periods ended June 30, 2026 as compared to the same periods in 2025 was primarily the result of changes in current and deferred tax adjustments, including the impact of the trivago DEALS acquisition, and the impact of the expected pre-tax income position for the full year 2026 on the weighted-average tax rate.

The difference between the weighted average tax rate and the effective tax rate for the three and six months ended June 30, 2026 was primarily attributable to share-based compensation expense, which is not deductible for tax purposes.

Net Loss and Adjusted EBITDA
Net losses were €5.2 million and €12.4 million during the three and six months ended June 30, 2026, while Adjusted EBITDA was a gain of €1.1 million during the three months ended June 30, 2026, and a loss of €3.4 million during the six months ended June 30, 2026. We observed improvements of €1.3 million and €1.9 million in net loss and €6.1 million and €8.1 million in Adjusted EBITDA during the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025, primarily driven by favorable returns on our previous brand marketing investments. These improvements were partly offset by additional operating expenses in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025.

Balance Sheet and Cash Flows
Total cash, cash equivalents and restricted cash were €114.6 million as of June 30, 2026, compared to €131.1 million as of December 31, 2025. The decrease of €16.5 million during the six months ended June 30, 2026, was driven by €30.5 million cash used in investing activities and €1.9 million cash used in financing activities, partly offset by €15.5 million cash provided by operating activities.

Cash used in investing activities during the six months ended June 30, 2026, was primarily driven by the purchase of short-term investments of €56.9 million and capital expenditures of €2.3 million, including for internal-use software and website development. These were partly offset by proceeds from maturities of short-term investments of €28.7 million.

Cash used in financing activities during the six months ended June 30, 2026, was primarily driven by €1.3 million of purchases of Class A common shares. These purchases reflect the initial repurchase under the 2026 Share Buyback Program, with the repurchased Class A shares recorded as treasury stock on the balance sheet. Additionally, there were €0.5 million in payments of withholding taxes on net share settlements of equity awards.

Cash provided by operating activities during the six months ended June 30, 2026, was primarily driven by net cash inflow of €19.3 million from changes in operating assets and liabilities and €10.6 million from non-cash items including share-based compensation of €5.4 million, amortization of intangible assets of €3.0 million, and depreciation of €2.2 million, partly offset by the net loss of €12.4 million and a non-cash deferred income tax benefit of €3.2 million.

The change in operating assets and liabilities during the six months ended June 30, 2026 was primarily driven by the increase of accounts payable of €22.8 million due to the increase of Advertising Spend in the second quarter of 2026 compared to the fourth quarter of 2025, partly offset by the decrease of income taxes payable of €3.7 million primarily due to the payment of the prior year tax accruals in the first half of 2026. Consistent with our seasonal fluctuations, the increase in bookings with future check-ins and revenue in the second quarter of 2026 compared to the fourth quarter of 2025 resulted in largely offsetting movements in advances from travelers and accounts receivable, respectively, during the six months ended June 30, 2026.

Notes & Definitions:
Definition of Non-GAAP Measures
We report Adjusted EBITDA and Adjusted EBITDA margin as a supplemental measures to U.S. Generally Accepted Accounting Principles ("GAAP").

We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investments,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains/(losses) on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, acquisition and integration costs, significant litigation expenses related to a discrete matter outside the normal course of business, and significant legal settlements and court-ordered penalties.

We define Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance. Beginning in the first quarter of 2026, we amended our definition of Adjusted EBITDA to include significant litigation expenses relating to a discrete matter outside the normal course of our business. As previously disclosed, we also amended the definition of Adjusted EBITDA in the third quarter of 2025 to include acquisition and integration costs. All comparative period information from 2025 for Adjusted EBITDA has been re-cast to conform with the current definition.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA and Adjusted EBITDA margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA and Adjusted EBITDA margin do not reflect expenses, such as restructuring, acquisition and integration, and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•Other companies, including companies in our own industry, may calculate Adjusted EBITDA and Adjusted EBITDA margin differently than we do, limiting their usefulness as comparative measures.

We periodically provide an Adjusted EBITDA and Adjusted EBITDA margin outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA and Adjusted EBITDA margin outlook to net income/(loss) and net profit margin, the respective comparable GAAP measures, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs, acquisition and integration costs, significant litigation expenses related to discrete matters outside the normal course of business, and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) and net profit margin in the future.

Tabular Reconciliation for Non-GAAP Measure
Adjusted EBITDA (€ millions)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net loss	€(5.2)	€(6.5)	€(12.4)	€(14.3)
Loss from equity method investments	(0.1)	(0.4)	(0.1)	(1.7)
Loss before equity method investments	€(5.1)	€(6.1)	€(12.4)	€(12.6)
Benefit for income taxes	(0.3)	(1.2)	(2.8)	(3.2)
Loss before income taxes	€(5.4)	€(7.3)	€(15.1)	€(15.9)
Add/(less):
Interest expense	0.0	0.0	0.0	0.0
Interest income	(0.9)	(0.5)	(1.5)	(1.3)
Other, net	0.6	(0.2)	0.8	(0.5)
Operating loss	€(5.8)	€(8.0)	€(15.8)	€(17.6)
Depreciation of property and equipment and amortization of intangible assets	2.9	1.0	5.2	2.1
Impairment of, and gains and losses on disposals of, property and equipment	0.2	0.0	0.2	0.0
Share-based compensation	2.9	1.9	5.4	3.9
Certain other items (1)(2)	0.9	0.1	1.6	0.1
Adjusted EBITDA	€1.1	€(5.0)	€(3.4)	€(11.5)
Note: Some figures may not add up due to rounding.
(1) During the three and six months ended June 30, 2026, litigation expenses of €0.9 million and €1.5 million, respectively, were incurred in connection with our antitrust damages claim against Google, which is a discrete matter outside the normal course of business.
(2) In the third quarter of 2025, we amended the definition of Adjusted EBITDA to include acquisition and integration costs. The comparative information for Adjusted EBITDA has been re-cast to conform with the current definition. Expenses of €0.1 million were incurred during the three and six months ended June 30, 2025 related to the acquisition of trivago DEALS.
These costs have been excluded from Adjusted EBITDA to better reflect normalized operating results.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income/(loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•our ability to achieve the financial guidance we have provided for 2026, including revenue growth and profitability expectations, and our Adjusted EBITDA margin target by 2028;
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or (CPC), bidding or cost-per-acquisition (CPA) strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation, or reduced consumer confidence on consumer discretionary spending for travel and accommodation;
•any further impairment of intangible assets and goodwill;
•impacts of the integration of acquired business, including trivago DEALS Ltd. and our ability to achieve expected benefits from such acquisitions;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the ongoing military conflict between Russia and Ukraine, continued regional instability in the Middle East, leading to airspace restrictions and fuel cost increases with resulting impacts on travel demand and flight availability, changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•the impact of rapidly evolving technologies, including artificial intelligence and machine learning, on user search behavior, competitive dynamics, and our ability to maintain technological relevance;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;

•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject or which we may initiate, including our antitrust damages claim against Google seeking recovery for losses we contend were caused by Google's self-preferencing practices in the hotel metasearch market, for which the timing, outcome or ultimate recovery is uncertain and due to which we expect to incur further significant legal costs; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such risks and uncertainties may be updated from time to time to reflect material geopolitical, economic, and regulatory developments. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.